Fortuna reports production of 1.6 million ounces of silver and 9,739 ounces of gold for first quarter 2015

Vancouver, April 13, 2015-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce first quarter 2015 production figures from its two operating mines in Latin America, the San Jose Mine in Mexico and the Caylloma Mine in Peru.  The company produced 1.6 million ounces of silver, 9,739 ounces of gold plus base metal by-products.  Fortuna is on schedule to produce 6.5 million ounces of silver and 35.3 thousand ounces of gold or 8.6 million Ag Eq* ounces in 2015.

Jorge A. Ganoza, President and CEO, commented: “Production for the quarter has been in line with our budgets and guidance.  With respect to first quarter of last year our production increased as a result of the expansion of the San Jose Mine from 1,800 to 2,000 tonnes per day, which took place in April 2014.”  Mr. Ganoza continued, “Work on the third expansion of the San Jose Mine to 3,000 tonnes per day is moving as planned with detail engineering and purchase orders for major equipment well advanced.  We plan to commission midyear 2016.  At the new rate Fortuna will target a consolidated annual production of approximately nine million ounces of silver and fifty-five thousand ounces of gold.”

First Quarter Production Highlights

▪

Silver production of 1,633,169 ounces; 6 % increase over Q1 2014

▪

Gold production of 9,739 ounces; 19 % increase over Q1 2014

▪

Lead production of 4,346,380 pounds; 12 % increase over Q1 2014

▪

Zinc production of 7,533,714 pounds; 15 % increase over Q1 2014

▪

Cash cost** for San Jose is US$59.8/t; on track to meet annual guidance of US$62.7/t

▪

Cash cost** for Caylloma is US$84.0/t; on track to meet annual guidance of US$90.3/t

(*)   Ag Eq calculated using silver to gold ratio of 60 to 1

(**) Preliminary estimates of cash operating costs per tonne, subject to modification on final cost consolidation

Consolidated Operating Highlights:

	First Quarter 2015			First Quarter 2014
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	114,451	178,647		114,115	150,708
Average tpd milled	1,301	2,053		1,297	1,748
Silver*
Grade (g/t)	171	215		174	229
Recovery (%)	85.28	88.68		84.80	89.74
Production (oz)	535,959	1,097,210	1,633,169	539,824	997,035	1,536,859

(*) Metallurgical recovery for silver at Caylloma Mine is calculated based on silver contents in lead concentrate

	First Quarter 2015			First Quarter 2014
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.28	1.83		0.32	1.74
Recovery (%)	35.81	89.08		44.40	90.29
Production (oz)	372	9,367	9,739	524	7,627	8,150
Lead
Grade (%)	1.86			1.66
Recovery (%)	92.69			92.96
Production (lbs)	4,346,380		4,346,380	3,892,624		3,892,624
Zinc
Grade (%)	3.30			2.87
Recovery (%)	90.58			90.49
Production (lbs)	7,533,714		7,533,714	6,529,041		6,529,041

San Jose Mine, Mexico

Silver and gold productions for the first quarter were 2 % and 7 % above budget respectively.  Average head grades for silver and gold were 215 g/t and 1.83 g/t or 1 % below and 3 % above budget respectively.  Metallurgical recoveries for silver and gold were 88.68 % and 89.08 % in line with budget for both.

Caylloma Mine, Peru

Silver production for the first quarter was 1 % below budget and silver average head grade was 171 g/t or 2 % below plan.  Metallurgical recovery for silver was 85.28 % or 1 % above budget.

Qualified Person

Boris G. Caro, is an technical consultant and a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Mr. Caro is a Member of Australasian Institute of Mining and Metallurgy (Membership Number 305462) and a Registered Member of the Chilean Mining Commission (Comisión Calificadora de Competencias en Recursos y Reservas Mineras, Registered Member Number 0229) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth-oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “ “will”, “estimate”, “expected”, “calculated”,  “to be”, or statements that events, “could” or “will” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.